Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 16 pages.

LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

04030724

Tuesday 8 June, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

12G32BR

SEC MAIL PROCESSING RECEIVED JUN 1 6 2004 WASH. D.C. 181 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	27 May, 2004	Company Announcement: Correction to Appendix 3B
2	31 May 2004	Company Announcement: OMI's Retractable Syringe to Enter US Market
3	4 June 2004	Company Announcement: Appendix 3Y
4	4 June 2004	Company Announcement: Employee Share Option Plan

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dlw 6/17

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

27 May 2004

CORRECTION TO APPENDIX 3B

Occupational & Medical Innovations Limited (OMI) lodged an Appendix 3B with the Australian Stock Exchange on May 19 2004 in relation to a Share Purchase Plan. The Company has become aware of a typographical error in this Appendix 3B.

Part 1- Number 8 incorrectly stated 27,353,726 securities quoted on the ASX. The correct number of securities quoted on the ASX is in fact 26,353,726. An amended Appendix 3B is attached.

KEITH TASKE
Joint Chief Executive Officer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,125,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	ORDINARY SHARES

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	WEIGHTED AVERAGE OF TRADES DURING PERIOD 12-18 MAY 2004 Less 20%
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARE PURCHASE PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,353,726	FPO

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	0	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NO DIVIDEND DISTRIBUTION IS CONTEMPLATED IN NEAR FUTURE

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Director/Company secretary) Date: .27/5/2004......................

Print name: ....Lawrence James Litzow..

== == == == ==

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

31 May 2004

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

Australian Stock Exchange Limited
Company Announcements Office

OMI'S RETRACTABLE SYRINGE TO ENTER US MARKET

Occupational & Medical Innovations Limited (OMI) is pleased to announce that it has signed a Heads of Agreement with Terumo Medical Corporation in the United States for the distribution of the full range of the OMI Retractable Syringes. Terumo Medical Corporation distribute throughout the United States, Mexico and Canadian markets and is an affiliate of Terumo Corporation.

Terumo Corporation is a Japan-based multinational medical device and equipment supplier with annual sales of USD$2.45 billion. With more than 83 years industry experience and operations in over 150 countries, Terumo is a recognised world leader in Hypodermic Needles & Syringes.

The annual market for hypodermic needles and syringes in the US is in excess of three billion units. In November 2000, the 'Needlestick Safety Prevention Act' was passed by US Congress requiring employers to make available for use, safety engineered medical devices for healthcare workers. By the end of 2004 it is estimated that 38% of the US market will convert to safety syringes and needles and by the end of 2007 the entire marker in the US will have converted.

Mr. Keith Taske, OMI's Joint Managing Director, said that "following on from the distribution contract with Terumo Australia, the Terumo US agreement is an endorsement of OMI's stated strategy to launch it's products through a major multinational domestically and then move to larger international affiliates and markets. The US is the worlds only country with safety legislation that enforces the use of safety engineered medical devices. It is also the largest global market for Hypodermic Needles and Syringes."

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Mr. Taske added that 'to have an agreement with one of the worlds largest syringe manufacturers and suppliers, operating in the worlds largest safety medical device market, is testament to the commercial viability of our technology."

The agreement comes only six months behind a distribution agreement between OMI and Terumo Corporation (Australian Branch) in December last year. Terumo Australia will distribute the OMI syringe throughout Australia, New Zealand and the Pacific Islands.

Mr. Bruce Kiehne, OMI's Joint managing Director and inventor of the OMI retractable syringe said he is delighted with the agreement. "After taking out an Australian Design Award for our retractable syringe in April this year, this agreement with Terumo in the United States is a landmark achievement for the company"

The imminent appointment of Terumo Medical Corporation as its syringe distributor in the United States allows OMI to conclude its submission for US Food & Drug Administration (FDA) approval for its syringe, the precursor to physical distribution.

KEITH TASKE
Joint Managing Director

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

4 June 2004

Appendix 3Y- Change of Directors Interest Notice

Please find attached Appendix 3Y- Change of Directors Interest Notice.

OMI Joint Managing Director, Mr. Bruce Kiehne, has donated 30,000 shares to a registered charity in an off-market transfer for taxation purposes.

KEITH TASKE
Joint Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE LEIGH KIEHNE
Date of last notice	19 FEBRUARY 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	31 MAY 2004
No. of securities held prior to change	4,279,348
Class	ORDINARY FULLY PAID
Number acquired	NIL
Number disposed	30,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	4,249,348

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	OFF MARKET DONATION TO REGISTERED CHARITY FOR TAXATION PURPOSES ONLY.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

4 June 2004

EMPLOYEE SHARE OPTION PLAN

The board of Occupational and Medical Innovations Limited (OMI) has resolved to implement an employee share option plan (ESOP) for all staff. The decision is based on a strategy to align and motivate executives, employees and shareholders to the goal of building shareholder value.

In announcing this initiative, OMI's Founder and major shareholder, Mr Bruce Kiehne said that "The extension of a share option scheme to employees is progressive and a win-win situation for the company and therefore all shareholders. We have a highly effective team at OMI. These people and their motivation, are vital to our ongoing success. This incentive plan means that they will be motivated to stretch even further to achieve, or exceed, company goals".

Share options will be issued to employees at an exercise price of $2.00 per share. The options will vest over 3 years provided that certain milestones are achieved. This includes a requirement that the share price for OMI must not be less than $3.50 within 12 months, $4.25 within 24 months, and $5.00 within 36 months.

The company will seek shareholders' approval at the Annual General Meeting to issue employee share options on the same basis to the joint Managing Director, Mr Keith Taske. Particulars of the options to be issued to Mr Taske and the conditions attaching to those options, will be detailed in the notice of the Annual General Meeting. The AGM for this year for OMI is scheduled to be held in November.

BRUCE KIEHNE
Joint Managing Director